

Mail Stop 4628

June 3, 2016

James W. Harris
Executive Vice President & Chief Financial Officer
Forum Energy Technologies, Inc.
920 Memorial City Way, Suite 1000
Houston, TX 77024

> **Re: Forum Energy Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-35504**

Dear Mr. Harris:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Critical accounting policies and estimates, page 48

Business combinations, goodwill and other intangible assets, page 49

1.   We note your disclosure regarding goodwill impairment testing and related impairment losses during 2015. Tell us whether you had any reporting unit other than your Subsea reporting unit that had a fair value that was not substantially in excess of its carrying value as of the date of your most recent impairment test. If so, explain to us how you considered providing the following disclosure:

  - The percentage by which fair value exceeded carrying value as of the date of the most recent test;

  - The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and,

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

See Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty, and Section V of SEC Release 33-8350, which states that under existing MD&A disclosure requirements, you should address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or, in his absence, Lily Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources